                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                         COMMISSION FILE NUMBER 1-4821



                              PITTWAY CORPORATION
                   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                            (Full title of the Plan)



                              PITTWAY CORPORATION
         (Name of Issuer of the Securities Held Pursuant to the Plan)




                        200 S. Wacker Drive, Suite 700
                         Chicago, Illinois 60606-5802
               (Address of Issuer's Principal Executive Office)

                             REQUIRED INFORMATION




                                                                   Page

(a)  Financial Statements - financial statements                   3-16
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Exhibit:

     Number        Description

       23          Consent of Independent Accountants                18

                             PITTWAY CORPORATION
                           BLUE CHIP PROFIT SHARING
                               AND SAVINGS PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 and 1993

                             PITTWAY CORPORATION
                  BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS



Title                                                              Page

Report of independent accountants                                    5

Financial statements:

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1994                   6

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1993                   7

     Statement of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1994                                        8

     Statements of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1993                                        9

     Notes to financial statements                               10-14

Supplemental schedules:
     Item 27a - Schedule of Assets held for Investment
      Purposes at December 31, 1994                                 15

     Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1994                          16


Note: All other schedules of additional financial information required by section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administrative Committee of the
Pittway Corporation Blue Chip
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pittway Corporation Blue Chip Profit Sharing and Savings Plan at December 31, 1994 and 1993, and the changes in the net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Price Waterhouse LLP

Chicago, Illinois
June 9, 1995


                                                    	PITTWAY CORPORATION
                                         BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                    AT DECEMBER 31, 1994


                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
           ASSETS
Investments                   $2,248,484  $9,665,865  $20,793,217  $5,922,393  $14,758,061  $2,474,352       -       $55,862,372
Participant loans                  -           -            -           -            -           -      $1,228,651     1,228,651
Dividends and interest
 receivable                        -          28,631        -           -            -           -           -            28,631

Contributions receivable:
 From participating employees      -          49,067      115,309      46,349       70,172      17,925       -           298,822
 From employer                     -          19,499       45,887      18,490       27,896       7,215       -           118,987
Net assets available
 for benefits                 $2,248,484  $9,763,062  $20,954,413  $5,987,232  $14,856,129  $2,499,492  $1,228,651   $57,537,463


                                 The accompanying notes are an integral part of this statement.











                                                                6

                                                       PITTWAY CORPORATION
                                            BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                       AT DECEMBER 31, 1993


                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
           ASSETS
Investments                   $2,242,364  $4,976,020  $19,598,977  $4,723,941  $15,114,123  $1,210,456       -       $47,865,881
Participant loans                  -           -            -           -            -           -      $  830,313       830,313
Dividends and interest
 receivable                        -          19,601        -           -            -           -           -            19,601

Contributions receivable:
 From participating employees      -             384        2,374         444          365         294       -             3,861
 From employer                     -             105          839         111          139          74       -             1,268
Net assets available
 for benefits                 $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924


                                 The accompanying notes are an integral part of this statement.











                                                                7

                                                       PITTWAY CORPORATION
                                            BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                               FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total

Contributions:
 From participating employees      -      $  774,437  $ 2,696,030  $1,028,923  $ 1,679,601  $  326,680       -       $ 6,505,671
 From employer                     -         246,557      721,082     264,082      500,036      97,843       -         1,829,600
                                   -       1,020,994    3,417,112   1,293,005    2,179,637     424,523       -         8,335,271

Income from investments:
 Dividends and interest            -         120,504      793,778     404,580      565,457     112,735  $   51,575     2,048,629
 Net appreciation/
  (depreciation) in market
  value of investments        $  704,232   1,567,953   (1,190,658)   (289,702)       -           -           -           791,825

Benefits paid to participants    (55,344)   (147,977)   (766,649)    (239,775)  (1,073,722)    (50,393)    (25,326)   (2,359,186)
Transfers between funds, net    (642,768)  2,205,478    (901,360)      94,628   (1,929,870)    801,803     372,089         -

Net increase (decrease) in
 net assets available for
 benefits for the period           6,120   4,766,952    1,352,223   1,262,736     (258,498)  1,288,668     398,338     8,816,539
Net Assets available for
 benefits, beginning of
 the period                    2,242,364   4,996,110   19,602,190   4,724,496   15,114,627   1,210,824     830,313    48,720,924
Net assets available for
 benefits, end of the
 period                       $2,248,484  $9,763,062  $20,954,413  $5,987,232  $14,856,129  $2,499,492  $1,228,651   $57,537,463

                                  The accompanying notes are an integral part of this statement.

                                                                8

                                                       PITTWAY CORPORATION
                                            BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                               FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total

Contributions:
 From participating employees      -      $  544,358  $ 2,348,516  $  778,519  $ 2,040,902  $  248,949       -       $ 5,961,244
 From employer                     -         157,606      598,191     176,374      525,882      61,176       -         1,519,229
                                   -         701,964    2,946,707     954,893    2,566,784     310,125       -         7,480,473

Income from investments:
 Dividends and interest            -          93,545    1,784,766     230,226      473,545      53,103  $   46,112     2,681,297
 Net appreciation in market
  value of investments        $  808,965   1,542,531    2,136,123     321,443        -           -           -         4,809,062

Benefits paid to participants    (28,122)    (53,229)  (1,041,992)    (31,338)  (1,177,252)    (25,771)     (8,244)   (2,365,948)
Transfers between funds, net   1,461,695  (1,177,452)     383,244   1,798,072   (2,930,933)    370,503      94,871         -
Transfers to other plans, net       (174) (1,104,047)  (5,245,228)   (560,903)  (4,472,877)    (33,894)   (325,185)  (11,742,308)

Net increase (decrease) in
 net assets available for
 benefits for the period       2,242,364       3,312      963,620   2,712,393   (5,540,733)    674,066    (192,446)      862,576
Net assets available for
 benefits, beginning of
 the period                        -       4,992,798   18,638,570   2,012,103   20,655,360     536,758   1,022,759    47,858,348
Net assets available for
 benefits, end of
 the period                   $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924

                                  The accompanying notes are an integral part of this statement.

                                                                9

                             PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Pittway Corporation Blue Chip Profit Sharing and Savings Plan (the "Plan") covers eligible full-time employees of Pittway Corporation and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

An employee becomes eligible to participate on the first day of each calendar quarter after the completion of one year of service. Participation is elected by authorizing employee earnings contributions to the plan. Contributions could be of not less than 1 percent and not more than 12 percent in 1993, and not more than 15 percent in 1994, of earnings (subject to Internal Revenue Service limitations). Participants' earnings are generally defined as total compensation for services rendered to a participating Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually for each separate participating Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

The investment funds available that participants may select are the Pittway Stock Fund, Fidelity Magellan Fund, Fidelity Money Market Fund, the Fidelity Growth and Income Fund and the Fidelity Managed Income Fund. In April 1993, the Aptar Stock Fund was established when the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. and distributed one share of AptarGroup, Inc. common stock for each share of Pittway Class A Stock held. Any dividends paid on this fund are reinvested in the Pittway Stock Fund.

A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce future contributions of the Employer.

Fidelity Management Trust Company is the trustee of the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Money Market Fund and Fidelity Managed Income Fund. Continental Trust Company, a subsidiary of Bank of America Illinois, is the trustee of the Aptar Stock Fund and the Pittway Stock Fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Aptar Stock Fund and Pittway Stock Fund invest in shares of AptarGroup, Inc. common stock and Pittway Corporation Class A stock, respectively. The Fidelity Magellan Fund is an open end mutual fund that invests in the stocks of both well-known and lesser-known foreign and domestic companies. The Fidelity Growth and Income Fund is an open end mutual fund that invests in common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities. The Fidelity Money Market Fund is an open end mutual fund that invests in obligations issued or guaranteed as to principal and interest by the U.S. Government. The Fidelity Managed Income Fund is a pooled investment fund that invests in high-quality, short and long term investment contracts, bank investment contracts, short-term money market instruments and debt obligations issued by one institution and insured by another as to the payment of principal at maturity.

Investments in the Aptar Stock Fund and Pittway Stock Fund are valued at quoted market prices. Investments in the Fidelity Magellan Fund and Fidelity Growth and Income Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with regulatory requirements for the Plan's Form 5500, the cost of securities sold is determined based on the fund price at the beginning of the plan year. This treatment results in a difference in realized and unrealized appreciation or depreciation between the Plan's Form 5500 and the financial statements.

Participant loans

The Plan provides that a participant may, for reasons of hardship, borrow from the Plan an amount not to exceed 50 percent of the participant's vested account balance. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 54 months.

Loan proceeds are withdrawn from the participant's account on a defined source and fund hierarchy. Loan repayments are applied to funds based on the most recent fund election percentage designated by the participant. This activity is reflected within net transfers between funds. All loan fees are paid by participants and netted against loan interest income.

Contributions

Employer and employee contributions are invested monthly directly in appropriate funds based on the most recent fund election percentage designated by the participant.

Benefit payment obligations

Benefit payment obligations to terminated employees at year-end are not presented as a liability in the Statements of Net Assets Available for Benefits or as benefit payments in the Statements of Changes in Net Assets Available for Benefits. This treatment results in a difference between the Plan's Form 5500 and the financial statements. Benefit obligations existing at December 31, 1994 and 1993 are as follows:

Fund                                 12/31/94       12/31/93

Aptar Stock Fund                     $  5,455       $  2,164
Pittway Stock Fund                     14,784          8,399
Fidelity Magellan Fund                384,852        106,725
Fidelity Growth & Income Fund          96,467         16,639
Fidelity Money Market Fund            146,246        181,974
Fidelity Managed Income Fund           49,360          2,355
Participant Loans                        -             1,226
                                     $697,164       $319,482


Trustee and administrative expenses

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions consisted of loans made to participants and investments in the Pittway Stock Fund and Aptar Stock Fund.

Stock in the Pittway Stock Fund is acquired on the open market at fair market value on the date purchased.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has made a favorable determination as to the qualification of the Plan pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Trust has been determined to be exempt from taxation under Section 501(a). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN:

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 6 - INVESTMENTS:

The cost and market value of investments at December 31, 1994 and 1993 were as follows:
                                                 Market       Number
1994                                  Cost        Value      of Shares

AptarGroup, Inc. Common Stock     $ 1,035,435  $ 2,248,484      78,208
Pittway Corp. Class A Stock         5,745,372    9,665,865     240,146
Fidelity Magellan Fund             21,270,462   20,793,217     311,276
Fidelity Growth & Income Fund       6,011,988    5,922,393     280,815
Fidelity Money Market Fund         14,758,061   14,758,061  14,758,061
Fidelity Managed Income Portfolio   2,474,352    2,474,352   2,474,352
                                  $51,295,670  $55,862,372

                                                 Market       Number
1993                                  Cost        Value      of Shares

AptarGroup, Inc. Common Stock     $ 1,499,318  $ 2,242,364     108,065
Pittway Corp. Class A Stock         2,498,179    4,976,020     154,295
Fidelity Magellan Fund             18,906,840   19,598,977     276,626
Fidelity Growth & Income Fund       4,483,066    4,723,941     212,598
Fidelity Money Market Fund         15,114,123   15,114,123  15,114,123
Fidelity Managed Income Portfolio   1,210,456    1,210,456   1,210,456
                                  $43,711,982  $47,865,881


NOTE 7 - TRANSFER TO/FROM OTHER PLANS:

On April 22, 1993, the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. On this date, Plan net assets for Seaquist Group employees totaling $12,091,921 were transferred to AptarGroup, Inc. Additionally, $349,613 of assets from a predecessor plan of a subsidiary of the Company were merged and transferred into the Plan.

                                          PITTWAY CORPORATION
                              BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          AT DECEMBER 31, 1994

                                        Par Value/                                          Interest
Security Description                       Share            Cost          Market Value        Rate
AptarGroup, Inc. Common Stock               78,208       $ 1,035,435      $ 2,248,484

Pittway Corp. Class A Stock                240,146         5,745,372        9,665,865

Fidelity Magellan Fund                     311,276        21,270,462       20,793,217

Fidelity Growth & Income Fund              280,815         6,011,988        5,922,393

Fidelity Money Market Fund              14,758,061        14,758,061       14,758,061

Fidelity Managed Income Portfolio        2,474,352         2,474,352        2,474,352

Participant Loans *                          -             1,228,651        1,228,651      7.0% - 9.5%

Total Assets Held for Investment                         $52,524,321      $57,091,023

* Party-in-interest.















                                                   15

                                                     PITTWAY CORPORATION
                                           BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1994


                                          AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE

                                    Number of      Purchase        Selling       Cost of       Market Value   Net Gain
Security Description              Transactions       Price          Price         Asset          of Asset     or (Loss)
Pittway Corp. Class A Stock:
  Acquisitions                         84         $3,557,711                    $3,557,711      $3,557,711
  Dispositions                         28                        $  435,820     $  310,519      $  435,820    $125,301

Fidelity Magellan Fund:
  Acquisitions                        188         $5,871,941                    $5,871,941      $5,871,941
  Dispositions                         99                        $3,487,042     $3,508,318      $3,487,042   ($ 21,276)

Fidelity Growth & Income Fund:
  Acquisitions                        153         $2,696,380                    $2,696,380      $2,696,380
  Dispositions                         73                        $1,208,227     $1,167,458      $1,208,227    $ 40,769

Fidelity Money Market Fund:
  Acquisitions                        148         $4,062,503                    $4,062,503      $4,062,503
  Dispositions                        133                        $4,418,565     $4,418,565      $4,418,565        -

Fidelity Managed Income Portfolio:
  Acquisitions                        108         $1,984,902                    $1,984,902      $1,984,902
  Dispositions                         60                        $  721,006     $  721,006      $  721,006        -











                                                             16

                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




     PITTWAY CORPORATION BLUE CHIP
     PROFIT SHARING AND SAVINGS PLAN








     BY:  /s/ Nicholas J. Caccamo
         Nicholas J. Caccamo
         Member of Plan Administrative Committee


Date: June 26, 1995